U.S. Securities and Exchange Commission	ING Groep N.V.
100 F Street, N.E.	Bijlmerplein 888
Washington, D.C. 20549	1102 MG Amsterdam
The Netherlands

March 2, 2016

Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ING Groep N.V. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission on March 2, 2016.

Very truly yours,

ING Groep N.V.

/s/ Ralph Hamers
CEO ING Groep N.V.

/s/ B. Waltregny
CCO ING Bank N.V.